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                             November 9, 2023

       Paulo Bonifacio
       Chief Executive Officer and President
       BRB Foods Inc.
       Rua Doutor Eduardo de Souza Aranha
       387     Conjunto 151
       Sao Paulo, SP 04543-121

                                                        Re: BRB Foods Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            CIK No. 0001976870
                                                            Submitted on
October 17, 2023

       Dear Paulo Bonifacio:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 filed 10/17/23

       Cover Page

   1. We note your response to prior comment 3 and reissue in part. Please revise to prominently disclose
the warrant and underlying shares on the cover page.
       Certain Relationships and Related-Party Transactions, page 9

   2. We note your revisions in response to prior comment 13. Since you have identified as a smaller reporting
company, please revise your representation and disclosure to reflect the requirements of Item
404(d) of Regulation S-K. In addition, please revise to reflect the period specified in
Item 404(a) of Regulation S-K.
 Paulo Bonifacio
FirstName
BRB FoodsLastNamePaulo   Bonifacio
           Inc.
Comapany 9,
November  NameBRB
             2023    Foods Inc.
November
Page 2    9, 2023 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the years ended December 31, 2022 and 2021, page 53

3. We refer to your results of operations discussion for the years ended December 31, 2022 and 2021. We note you have included amounts related June 30, 2023 and March 31, 2023 and corresponding prior periods as part of your year over year discussion.
         Your presentation is confusing. Please separate your interim results from your year over year discussion or remove the information that is not relevant to the period being discussed. You may consider tables to show the components of the changes affecting your results of operations. Further, we note there does not appear to be interim financial information covering the quarters ended March 31, 2023 and March 31, 2022.
         Thus, your discussion of these period without corresponding information is difficult for a reader to follow. Please advise or revise accordingly.
4. We note that your narrative discussion for the components of the results of operations appear to be primarily quantitative. For example, your discussion of Gross profit, on page
         54, outlines the percentage and dollar changes from period to period but does not describe the underlying reasons for these material changes in qualitative terms. Please revise your disclosure of results of operations to include a qualitative discussion of the material changes, from period-to-period, in the line items presented. Refer to the guidance in
         Instructions to paragraph (b) of Item 303 of Regulation S-K.
Business
Overview, page 59

5. We note that you disclose a strategic partnership and license agreements with Unilever.
         Please revise to describe your partnership with Unilever in more detail. Disclose the material terms of the partnership and of the license agreements. Please confirm that the license agreements that will be filed as exhibits to the registration statement reflect all written arrangements between you and Unilever.
Our Operations, page 60

6. We note from your disclosure that your wholesale customers include GPA, Carrefour and
         Sendas. Please describe BRB Food's dependence, if any, on one or a few major wholesale customers. Please disclose the material terms of your agreements
         with these customers, including but not limited to, the term and termination provisions of the agreement and the identity of the customers. Please also file the agreements as exhibits to the registration statement or tell us why you do not believe they are required to be filed.
         See Item 601(b)(10) of Regulation S-K.
Executive Compensation, page 67

7. Please file the employment agreements with each of the executive officers as exhibits to your registration statement.
 Paulo Bonifacio
BRB Foods Inc.
November 9, 2023
Page 3
Note 1 Operating Context, page F-1

8. We note your response to prior comment 18. Based upon your revised disclosure on page
         F-7 and F-24, it appears BR Brands S.A , Boni Logistica Ltda, Thamuz LLC, BRB Foods
         Ltd are entities under common control by members of the Bonifacio family, including Mr.
         Paulo Bonifacio, the beneficial owner of the majority of shares of the company. If true,
         ASC 250 requires that a change in the reporting entity or the consummation of a transaction accounted for in a manner similar to a pooling of interests, i.e., a reorganization of entities under common control, be retrospectively applied to the financial statements of all prior periods when the financial statements are issued for a period that includes the date the change in reporting entity or the transaction occurred. If you do not believe this represents a transaction of entities are under common control, please explain why and provide us with an analysis which supports your determination.
         Notwithstanding the above, the presentation of pro forma financial information for the combined entities of BR Brands S.A and Boni Logistica Ltda in lieu of audited financial statements is not appropriate and should be removed.
9. We note your response to prior comment 19; however, Note 2 on page F-9 and Note 3 on page F-28 continue to refer to the accounting policies adopted in Brazil. Please revise your disclosures accordingly.
Notes to the Condensed Financial Statements
Financial statements presentation currency, page F-9

10. We refer to your financial statement presentation currency footnote on page F-9. You disclose the financial statements are presented in reais; however, you disclose on page F-8 and elsewhere in the filing that your financial statements are reported in USD. Please revise the notes to your financial statements to fix the discrepancy. Notes to the Financial Statements
Main Accounting Practices
Segments,
FirstName page  F-28
           LastNamePaulo    Bonifacio
Comapany
11.       NameBRB
     We note         Foods Inc.
              your response to prior comment 22; however, we did not find the segment related disclosures
November 9, 2023 on page
                 Page 3 F-29 and re-issue the comment in its entirety. FirstName LastName
 Paulo Bonifacio
FirstName
BRB FoodsLastNamePaulo   Bonifacio
           Inc.
Comapany 9,
November  NameBRB
             2023    Foods Inc.
November
Page 4    9, 2023 Page 4
FirstName LastName
       Please contact Charles Eastman at 202-551-3794 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact
Sarah Sidwell at 202-551-4733 or Erin Purnell at 202-551-3454 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:      Mitchell Lampert